

RESPEC Company, LLC
3824 Jet Drive
Rapid City, SD 57703

CONSENT OF RESPEC COMPANY, LLC

In connection with the Fortitude Gold Corp. PLC's Registration Statement on Form F-1 (the "Registration Statement"), the undersigned consents to:

i.   The filing of the technical report summary titled "Technical Report and Estimate of Gold Mineral Resources for the County Line Project, Mineral and Nye Counties, Nevada, USA" (the "County Line TRS"), with an effective date of December 31, 2025, as an exhibit to and referenced in the Form F-1;

ii.   the incorporation by reference of the County Line TRS in the Registration Statement, any other periodic reports filed by the company, including amendments or supplements thereto;

iii. the use of and references to our name in connection with the County Line TRS and the Registration Statement, any other periodic reports filed by the company, including amendments or supplements thereto; and

iv.   the information derived, summarized, quoted or referenced from the County Line TRS, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Registration Statement.

RESPEC Company, LLC, is responsible for authoring, and this consent pertains to, the following sections of the County Line TRS: All sections of the report.

Report Effective Date: December 31, 2025

Consent Date: February 27, 2026

Jeffrey J Bickel
RESPEC Company, LLC